As filed with the Securities and Exchange Commission on November 3, 2010
File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS
FROM SECTIONS 63 AND 23(a) OF THE INVESTMENT COMPANY ACT
MEDLEY CAPITAL BDC LLC AND MCC ADVISORS LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

All Communications, Notices and Orders to:
Brook Taube
Medley Capital BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

Copies to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: MEDLEY CAPITAL BDC LLC AND MCC ADVISORS LLC 375 Park Avenue, Suite 3304 New York, NY 10152 (212) 759-0777 File No. 812- Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 63 AND 23(a) OF THE ACT

INTRODUCTION
     Medley Capital BDC LLC (the “Company”) and MCC Advisors LLC, the Company’s investment adviser (“MCC Advisors” or the “Adviser”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”),1 granting an exemption from Sections 63 and 23(a) to the extent necessary to permit the payment in stock by the Company to the Adviser of a limited portion of the Adviser’s incentive fee pursuant to the terms and subject to the conditions of the Company’s investment advisory agreement with the Adviser.
I. APPLICANTS
     A. Medley Capital BDC LLC
     The Company will be an externally managed, closed-end, non-diversified management investment company.2 The Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its planned initial public offering on May 3, 2010, as amended through its effective date. The Company, which was organized in Delaware on April 23, 2010, will file an election to be regulated as a business development company (“BDC”) under the Act.3 In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 375 Park Avenue, Suite 3304, New York, New York 10152.
     The Company’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Company’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinated loans and equity positions in situations where we are also a secured lender. The Company seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. The Company may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. The Company believes that its proposed investment strategy will allow the Company to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	As disclosed in the Company’s registration statement, prior to the initial public offering, the Company will restructure as a Delaware corporation.

[3]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

     The Company’s business and affairs will be managed under the direction of a board of directors (the “Board”). It is currently expected that the Board will consist of seven members, four of whom will not be “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board will delegate daily management and investment authority to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as the Company’s administrator pursuant to an administration agreement.
     B. MCC Advisors LLC
     MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, will serve as the investment adviser to the Company pursuant to an Investment Management Agreement. Subject to the overall supervision of the Board, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, the Company. Under the terms of the Investment Management Agreement, the Adviser will: (i) determine the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments the Company makes (including performing due diligence on the Company’s prospective portfolio companies); (iii) close and monitor the investments the Company makes; and (iv) determine the securities and other assets that the Company will purchase, retain or sell. The Adviser’s services under the Investment Management Agreement will not be exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company.
     Pursuant to the terms of the Investment Management Agreement, the Company will pay the Adviser a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee. The base management fee will be calculated at an annual rate of 2.0% of the Company’s gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. For services rendered under the Investment Management Agreement, the base management fee will be payable quarterly in arrears. For the first quarter of the Company’s operations, the base management fee will be calculated based on the initial value of gross assets. Subsequently, the base management fee will be calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial quarter will be appropriately prorated.
     The incentive fee will have two components. One component will be calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter and will be 20.0% of the amount, if any, by which the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter exceeds a 2.0% (which is 8.0% annualized)

hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, the Adviser receives no incentive fee until the Company’s net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up,” 100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash.
     The second component of the incentive fee will be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), commencing on December 31, 2010, and will equal 20.0% of the Company’s cumulative aggregate realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation through the end of such year, less all previous amounts paid in respect of the capital gain incentive fee provided that the incentive fee determined as of December 31, 2010 will be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation for the period ending December 31, 2010.
     The Company would like to pay 50% of the net after-tax incentive fee (calculated as described above) to the Adviser in the form of shares of the Company’s common stock at the market price at the time of issuance to the Adviser. This may result in the issuance of shares of common stock to the Adviser at a price that is below then NAV (if the market price of the shares of common stock is below NAV on the issuance date of the shares to the Adviser). The Company intends to seek stockholder approval annually for this arrangement pursuant to Section 63 of the Act. The shares of stock issued to the Adviser as part of its incentive fee (referred to as the “Incentive Shares”) will be subject to securities law and contractual restrictions on transfer. The Incentive Shares will be issued in a private placement, and, as a result, will not be freely transferable under the Securities Act of 1933, as amended (the “Securities Act”). The Company has agreed to register the resale of the Incentive Shares for sale by the Adviser and its affiliates. In addition, each of the Adviser and its affiliates will agree that one-third of the Incentive Shares received by it or them each year will become freely saleable that year. Pursuant to that agreement, to the extent that the Investment Management Agreement is terminated by us at any time, all of the Incentive Shares will become freely saleable immediately.

II. RELIEF FOR PROPOSED PAYMENT IN STOCK
Analysis
     Section 23(a), made applicable to BDCs by Section 63, generally prohibits BDCs from issuing shares of their common stock in exchange for services. The payment by the Company of a portion of the incentive fee due to the Adviser under the Investment Management Agreement in the form of the Incentive Shares requires that the SEC grant relief from the restrictions imposed by Section 23(a) of the Act.
     Public companies regularly establish equity compensation plans that are designed to attract and retain key executives, employees and directors. Establishing equity compensation plans aligns the interests of stockholders with those of key executives, employees and directors, without resulting in excessive dilution for stockholders. Indeed, Section 61(a)(3)(B) specifically authorizes BDCs to adopt such plans, subject to certain specified conditions. The Staff, too, has recognized the importance of permitting investment companies to align the interests of management with those of its shareholders through the issuance of equity compensation. In Release No. IC-24083 (1999) (the “Release”) considered the question of compensating the directors of an open-end fund with shares of the open-end fund. In this context, Section 22(g) (which Section 23(a) mirrors) generally prohibits an open-end fund from issuing any of “its securities: (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its securityholders or in connection with a reorganization.” The Staff reasoned that compensating open-end fund directors with equity would provide them with a tangible stake in the financial performance of the funds. This aligning of interests between directors and the funds’ stockholders also serves to protect the interests of stockholders.
     The foregoing analysis is applicable in the context of a BDC that would like to use its equity securities to pay a portion of the incentive fee due to its adviser. In this particular case, the Company would like to pay a portion of the incentive fee in Incentive Shares. The dollar value of the compensation that will be payable by the Company to the Adviser will be determinable and fixed based on the terms of the Investment Management Agreement. As discussed below, the number of Incentive Shares that will be issuable to the Adviser in payment of this portion of the incentive fee will be calculated using the market price of the shares of common stock on the payment date. Applicants believe that paying a portion of the advisory fee in shares is very beneficial to the Company’s shareholders. Mostly importantly it allows the Company to reain cash to be used to make additional investments.
     We believe that there are a number of aspects of this proposed arrangement that minimize dilution for the Company’s stockholders and that ensure that the interests of the Adviser are aligned with those of the stockholders. The terms of the arrangement will be disclosed to investors. Incentive Shares will be issued only in respect of a small portion (50%) of the net after-tax incentive fee. The Incentive Shares will be issued at market.

The Incentive Shares will be issued to the Adviser in an exempt transaction, not subject to the registration requirements of the 1933 Act, and, therefore, will be “restricted securities.” As a result, the Incentive Shares will be subject to restrictions on transfer. The Adviser also will be subject to contractual transfer restrictions. The issuance of the Incentive Shares will not be on any preferential terms. The securities law restrictions and the contractual restrictions operate so as to ensure that the longer term performance of the Company’s stock must be strong in order for the Incentive Shares to have significant value. As a result, the Adviser will not reap the benefit of any “windfall” as a result of this arrangement. The Adviser will, as a result of this arrangement, have an even more significant stake in the Company’s performance. In order for the Adviser to benefit from the receipt of the Incentive Shares, the Company will have to grow and prosper.
     We understand that currently there is no precedent for the payment of a portion of an Adviser’s compensation in securities of a BDC; however, we believe that permitting this arrangement would be consistent with the guidance given by the Staff permitting the use of fund shares to compensate directors. We also believe that the stockholders of the BDC will benefit from this arrangement. Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies and BDCs.
     As noted above, the Incentive Shares will be issued to the Adviser at the market price (the closing price of the Company’s common stock on the New York Stock Exchange on the payment date specified by the Investment Management Agreement). The market price on the payment date may be a price at or below net asset value. Each year, in connection with its annual meeting, the Company will present for consideration and approval by its stockholders the issuance of the Incentive Shares to the Adviser at the market price, which may be below the then net asset value. Stockholders will have an opportunity to consider the terms of the arrangement. If stockholders reject the arrangement, the Company will pay the Adviser that portion of the incentive fee in cash.
Basis for Exemptive Relief
The Applicants submit that:
➢	The issuance of shares in lieu of the payment of cash benefit shareholders by preserving cash for investment;

➢	The percentage of the incentive fee that will be payable in Incentive Shares will be fixed in order to provide certainty to BDC stockholders regarding any possible dilution;

➢	The Incentive Shares will be subject to contractual transfer restrictions, including a lock-up period, in order to prevent shares from being resold and affecting the stock price;

➢	The Incentive Shares will be issued at the market price on the payment date; and

➢	The BDC stockholders will be able to consider and vote annually to approve or reject the issuance of the Incentive Shares at a price that may be below the net asset value.
D. Request for Relief
     The Applicant hereby requests that the Commission grant this Application and Order.
IV. PROCEDURAL MATTERS
     A. Communications
     Please address all communications concerning this Application and the Notice and Order to:
Brook Taube
Medley Capital BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777
     Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000
     B. Authorization
     The verification required pursuant to Rule 0-2(c) under the Act is attached as Exhibit A hereto. The filing of this request and the taking of all actions necessary to obtain the relief requested herein was authorized by the Company and by the Advisor, by resolution duly adopted by the Board of Managers of each of the Company and the Advisor on November 3, 2010 (attached hereto as Exhibit B).
     All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 3rd day of November 2010.

MEDLEY CAPITAL BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MCC ADVISORS LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

Exhibit A
VERIFICATION
The undersigned states that he has duly executed the foregoing Application, dated November 3, 2010, for and on behalf of each Applicant, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MCC ADVISORS LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

Exhibit B
Resolutions of the Board of Managers of
Medley Capital BDC LLC
     RESOLVED, that the officers of Medley Capital BDC LLC be, and each of them hereby is, authorized in the name and on behalf of Medley Capital BDC LLC to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer of officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.
     (Adopted on November 3, 2010)
Resolutions of the Board of Managers of
MCC Advisors LLC
     RESOLVED, that the manger of MCC Advisors LLC is hereby authorized in the name and on behalf of MCC Advisors LLC to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole member executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.
     (Adopted on November 3, 2010)